UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
Lighting Science Group Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
53224G103
(CUSIP Number)
Govi Rao
LED Holdings, LLC
11390 Sunrise Gold Circle #800
Rancho Cordova, CA 95742
(610) 745-9590
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 9, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LED Holdings, LLC 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,666,856 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,666,856 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV (AIV) LED, LLC 26-0240524

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV LED, LLC 26-0196366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		77,066,002 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		77,066,002 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,732,858 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.6% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. (as defined herein) on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by PPIV in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to PPIV on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which PPIV has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010, 1,555,860 shares of common stock issuable upon exercise of warrants which PPIV has received pursuant to a Guaranty Agreement entered into with the Issuer, 11,764,750 shares of common stock issuable upon exercise of warrants acquired by PPIV in connection with a purchase of Units (as defined herein) on June 23, 2010, and 88,102 shares of common stock issuable upon exercise of warrants acquired by PPIV in satisfaction of the guaranty fee determined on July 9, 2010, pursuant to Amendment No. 1 to the Amended and Restated Guaranty Extension Agreement between the Issuer and PPIV.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.
(4) PPIV also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		77,066,002 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		77,066,002 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,732,858 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.6% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to PPIV (as defined herein) on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by PPIV in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to PPIV on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which PPIV has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010, 1,555,860 shares of common stock issuable upon exercise of warrants which PPIV has received pursuant to a Guaranty Agreement entered into with the Issuer, 11,764,750 shares of common stock issuable upon exercise of warrants acquired by PPIV in connection with a purchase of Units (as defined herein) on June 23, 2010, and 88,102 shares of common stock issuable upon exercise of warrants acquired by PPIV in satisfaction of the guaranty fee determined on July 9, 2010, pursuant to Amendment No. 1 to the Amended and Restated Guaranty Extension Agreement between the Issuer and PPIV.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.
(4) PPIV also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		77,066,002 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		77,066,002 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,732,858 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.6% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to PPIV (as defined herein) on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by PPIV in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to PPIV on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which PPIV has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010, 1,555,860 shares of common stock issuable upon exercise of warrants which PPIV has received pursuant to a Guaranty Agreement entered into with the Issuer, 11,764,750 shares of common stock issuable upon exercise of warrants acquired by PPIV in connection with a purchase of Units (as defined herein) on June 23, 2010, and 88,102 shares of common stock issuable upon exercise of warrants acquired by PPIV in satisfaction of the guaranty fee determined on July 9, 2010, pursuant to Amendment No. 1 to the Amended and Restated Guaranty Extension Agreement between the Issuer and PPIV.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.
(4) PPIV also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		77,066,002 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		77,066,002 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,732,858 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.6%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to PPIV (as defined herein) on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by PPIV in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to PPIV on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which PPIV has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010, 1,555,860 shares of common stock issuable upon exercise of warrants which PPIV has received pursuant to a Guaranty Agreement entered into with the Issuer, 11,764,750 shares of common stock issuable upon exercise of warrants acquired by PPIV in connection with a purchase of Units (as defined herein) on June 23, 2010, and 88,102 shares of common stock issuable upon exercise of warrants acquired by PPIV in satisfaction of the guaranty fee determined on July 9, 2010, pursuant to Amendment No. 1 to the Amended and Restated Guaranty Extension Agreement between the Issuer and PPIV.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.
(4) PPIV also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		77,173,393 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		77,173,393 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,840,249 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.7% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to PPIV (as defined herein) on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by PPIV in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to PPIV on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which PPIV has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010, 1,555,860 shares of common stock issuable upon exercise of warrants which PPIV has received pursuant to a Guaranty Agreement entered into with the Issuer, 11,764,750 shares of common stock issuable upon exercise of warrants acquired by PPIV in connection with a purchase of Units (as defined herein) on June 23, 2010, 6,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested in two equal installments of 3,000 on April 23, 2010 and July 1, 2010, and 88,102 shares of common stock issuable upon exercise of warrants acquired by PPIV in satisfaction of the guaranty fee determined on July 9, 2010, pursuant to Amendment No. 1 to the Amended and Restated Guaranty Extension Agreement between the Issuer and PPIV.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.
(4) PPIV also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS RICHARD KELSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		224,011 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		224,011 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,890,867 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 224,011 shares of common stock held directly by Mr. Kelson.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,551,541 shares of common stock outstanding as of May 12, 2010.

Amendment No. 14 to Schedule 13D
     This Amendment No. 14 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LEDH”), PP IV (AIV) LED, LLC (“PPAIV ”), PP IV LED, LLC (“PPLED ”), Pegasus Partners IV, L.P. (“PPIV ”), Pegasus Investors IV, L.P. (“PIIV ”), Pegasus Investors IV GP, L.L.C. (“PIGP ”), Pegasus Capital, LLC (“PCLLC ”), Craig Cogut (“Mr. Cogut”) and Richard Kelson (“Mr. Kelson,” and together with PPAIV, PPLED, PPIV, PIIV, PIGP, PCLLC and Mr. Cogut, the “LEDH Members ”) (LEDH and the LEDH Members are also referred to herein as the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, and Amendment No. 13 filed on July 2, 2010. Except as specifically provided herein, this Amendment No. 14 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above filed by the Reporting Persons. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.
Item 3. Source and Amount of Funds or Other Consideration
     On July 9, 2010, in conjunction with the execution of the Fifth Amendment (as defined in Item 4 below) and in accordance with the Guaranty Amendment (as defined in Item 4 below), the Issuer issued PPIV 88,102 units of its securities (“Units”) in satisfaction of the guaranty fee of $88,630 determined on July 9, 2010, pursuant to the Guaranty Amendment. Each Unit consists of: (a) one share of the Issuer’s Series D Non-Convertible Preferred Stock, par value $0.001 per share, and (b) one warrant (collectively, the “Warrants”) entitling the holder thereof to purchase one share of the Issuer’s common stock, par value $0.001 per share. The Warrants are immediately exercisable with an exercise price of $6.00 per share of common stock, subject to adjustment, and have a term of 12 years.
Item 4. Purpose of Transaction
Payment of Guaranty Fee to PPIV
     On July 25, 2008, the Issuer entered into the Loan Authorization Agreement (the “Loan Agreement”) and Demand Note with the Bank of Montreal (“BMO”), pursuant to which BMO established a revolving line of credit for the Issuer. The Issuer and BMO subsequently entered into various amendments to the Loan Agreement and the Issuer executed a replacement Demand Note, which reduced the size of the revolving line of credit with BMO to $10 million and extended its maturity date to April 19, 2011 in the event that BMO does not make prior written demand.
     On July 9, 2010, the Issuer and BMO entered into the Fifth Amendment to Bank of Montreal Loan Authorization Agreement (the “Fifth Amendment”), and the Issuer executed the Replacement Demand Note (the “Replacement Note”). The Fifth Amendment and the Replacement Note decreased the size of the Issuer’s revolving line of credit with BMO from $10 million to $2 million. On the same date and in connection with the Fifth Amendment and the Replacement Note, PPIV executed a Guarantor’s Acknowledgement and Consent (the “Guaranty Consent”) pursuant to which PPIV acknowledged its guaranty of the Issuer’s obligations pursuant to the Loan Agreement, as amended by the Fifth Amendment.
     The Loan Agreement is guaranteed by PPIV in accordance with the Guaranty Agreement dated as of July 25, 2008, which was decreased and extended in conjunction with the amendments to the Loan Agreement (the “Guaranty”). In conjunction with the third amendment to the Loan Agreement, on March 15, 2010, the Issuer and PPIV entered into the Amended and Restated Guaranty Extension Agreement (the “Guaranty Extension Agreement”), pursuant to which PPIV agreed to continue to guarantee the Loan Agreement in exchange for, among other things, a guarantee fee.
     On July 9, 2010, in conjunction with the execution of the Fifth Amendment, the Issuer and PPIV entered into Amendment No. 1 to the Guaranty Extension Agreement (the “Guaranty Amendment”). Pursuant to the Guaranty Amendment, the Issuer agreed to issue 88,102 Units to PPIV in satisfaction of the accrued portion of the guaranty fee payable pursuant to the Guaranty Extension Agreement, which totaled $88,630 as of July 9, 2010.
     Pursuant to the Guaranty Extension Agreement, as amended by the Guaranty Amendment, the Issuer is required to pay PPIV a fee (the “Guaranty Fee”), payable upon the earliest to occur of: (a) the maturity date of the Loan Agreement, (b) the date of termination of the Loan Agreement, (c) the date of termination of the Guaranty and (d) a change of control of the Issuer (each of (a), (b), (c) and (d), the “Fee Payment Date”). The Guaranty Fee is payable solely in Units, and PPIV will be entitled to receive one Unit for each $1.006 of the Guaranty Fee. The Guaranty Fee will be equal to the sum of:
(i)	10% (on an annualized basis beginning on the first calendar day immediately following the effective date of the Fifth Amendment) of the Issuer’s average daily loan balance with BMO, plus

(ii)	10% (on an annualized basis) of the maximum amount of loans available pursuant to the Loan Agreement (as amended pursuant to the Fifth Amendment) from the period beginning on August 19, 2010, and ending on the Fee Payment Date (this portion (ii) of the Guaranty Fee is referred to as the “Maximum Loan Fee”). If the Guaranty is terminated on or before August 18, 2010, the Maximum Loan Fee would be equal to $0.00.
Item 5. Interest in Securities of the Issuer
     Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 14 are incorporated herein by reference. Such information is based upon 30,551,541 shares of Common Stock outstanding as of May 12, 2010 as reported in the Issuer’s Form 10-Q filed with the SEC on May 17, 2010.
     The LEDH Members share voting and dispositive power over the shares of Common Stock and Series B Preferred Stock of the Issuer only as members of LEDH and by virtue of such status may be deemed to be the beneficial owners of the shares of Common Stock and Series B Preferred Stock of the Issuer held by LEDH. The LEDH Members disclaim beneficial ownership of the shares of Common Stock and Series B Preferred Stock held by other LEDH Members, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.
     The disclosure regarding the issuance of Units pursuant to the Guaranty Amendment in Items 3 and 4 is incorporated herein by reference.
     Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The disclosures regarding the Fifth Amendment and the Guaranty Amendment in Item 4 are incorporated herein by reference.
     Copies of the Fifth Amendment and the Guaranty Amendment are incorporated by reference as Exhibits 10.1 and 10.2, respectively, to this Amendment No. 14. You are encouraged to read the Fifth Amendment and the Guaranty Amendment for a more complete understanding of their terms and conditions. The foregoing descriptions of the Fifth Amendment and the Guaranty Amendment are qualified in their entirety by reference to the full texts of the Fifth Amendment and the Guaranty Amendment.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Fifth Amendment to Bank of Montreal Loan Authorization Agreement and Demand Note, dated as of July 9, 2010, by and between Lighting Science Group Corporation and Bank of Montreal (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on July 15, 2010).

10.2	Amendment No. 1 to the Amended and Restated Guaranty Extension Agreement, dated July 9, 2010, by and between Lighting Science Group Corporation and Pegasus Partners IV, L.P. (incorporated by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K, filed with the SEC on July 15, 2010).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 16, 2010

LED HOLDINGS, LLC

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, LP
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut CRAIG COGUT

/s/ Richard Kelson RICHARD KELSON